Scott C. Kline, Esq.
dba Kline Law Group
15615 Alton Parkway, Suite 450
Irvine, CA 92618
T – 949.271.6355
F – 949.271.6301

April 23, 2024

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Ms. Joyce Sweeney

Re:	GoLogiq, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 27, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed May 22, 2023

File No. 333-231286

Dear Ms. Sweeney:

On behalf of GoLogiq, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated April 10, 2024.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 2

Comment 1. With respect to your submission filed on April 5, 2024, we note your statement that you reviewed Schedule 13D or 13G filings, material contracts, and representation on your board of directors in connection with your required submission under paragraph (a).Please supplementally describe to us any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Response 1. We received no legal opinions or third party reports, but reviewed the shareholder list and NOBO lists to determine any 10% shareholders required to file Section 13 reports, and the then current slate of officers and directors, and confirmed all required filers had indeed filed.

If you have further questions or comments, please feel free to contact us.

Very truly yours,

/s/ Scott C. Kline

Scott C. Kline

CC	Granger Whitelaw, CEO
GoLogiq, Inc.

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